1: UNITED STATES
2: SECURITIES AND EXCHANGE COMMISSION
3: Washington, D.C. 20549
4:
5: SCHEDULE 13G
6:
7: Under the Securities Exchange Act of 1934
8: (Amendment No. ________)*
9:
10: Mindray Medical Intl. Ltd
11:
12: (Name of Issuer)
13:
14: Sponsored ADR
15: (Title of Class of Securities)
16:
17:
18: 602675100
19: (CUSIP Number)
20:
21:
22: 31 December 2015
23: (Date of Event Which Requires Filing of this Statement)*
24:
25:
26: Check the appropriate box to designate the rule pursuant to* which this Schedule is filed:

27:     ??Rule 13d-1(b)
28: ??Rule 13d-1(c)
29: ?     Rule 13d-1(d)
30:
31: The remainder of this cover page shall be filled out for a*
 reporting persons initial filing on this form with respect to* the subject class of securities, and for any subsequent*
 amendment containing information which would alter the* disclosures provided in a prior cover page.

32:
33: The information required in the remainder of this cover page* shall not be deemed to be filed for the purpose of Section 18* of the Securities Exchange Act of 1934 (Act) or otherwise* subject to the liabilities of that section of the Act but shall* be subject to all other provisions of the Act (however, see the* Notes).


34:
35: Persons who respond to the collection of information* contained in this form are not*



36: *required to respond unless the form displays a currently* valid OMB control number.*


37:
38:
39: 13G
40: CUSIP No. 602675100 Page X of XX
41:
42: 1.  Names of Reporting Persons.*

43:
44: Mondrian Investment Partners Limited*

45: 2.  Check the Appropriate Box if a Member of a Group*

46: (a) ?
47: (b) ?
48: 3.  SEC Use Only
49: 4.  Citizenship or Place of Organization*

50:
51: United Kingdom
52:
53:    Number of Shares
54:    Beneficially
55:    Owned by
56:    Each Reporting
57:    Person With:
58: 5.  Sole Voting Power   7,539,100
59:
60:
61:
62: 6.  Shared Voting Power   0
63:
64:
65: 7.  Sole Dispositive Power    10,543,600
66:
67:
68:
69: 8.  Shared Dispositive Power 0
70:
71: 9.  Aggregate Amount Beneficially Owned by Each Reporting*
 Person   10,543,600
72:
73: 10.  Check if the Aggregate Amount in Row (9) Excludes*
 Certain Shares       ?
74: 11.  Percent of Class Represented by Amount in Row (9)*
 11.82%
75:
76: 12.  Type of Reporting Person  CO:IA
77:
78: 13G
79: CUSIP No.
80:
81: ITEM 1.
82:        (a) Name of Issuer: Mindray Medical Intl Ltd*

83:
84:        (b) Address of Issuer's Principal Executive Offices:*
  Mindray Bldgs Keji 12th Road S, Hi-tech Industrial Park,*
Nanshan,      Shenzen, 518057 China
85:
86: ITEM 2.
87:        (a) Name of Person Filing:  Mondrian Investment*
 Partners Ltd
88:
89:        (b) Address of Principal Business Office, or if None,*
 Residence: 5th Floor, 10 Gresham Street, London EC2V 7JD*

90:
91:        (c) Citizenship: UK
92:
93:        (d) Title of Class of Securities:  Sponsored ADR
94:
95:        (e) CUSIP Number:  602675100
96:
97: ITEM 3.  IF THIS STATEMENT IS FILED PURSUANT TO SS.240.13d-*
1(b) OR 240.13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS*
 A:*

98:
99:
100: (a)
101: [_]
102: Broker or dealer registered under Section 15 of the Act*
  (15 U.S.C. 78o).*

103:
104: (b)
105: [_]
106: Bank as defined in Section 3(a)(6) of the Act (15 U.S.C.*
 78c).

107:
108: (c)
109: [_]
110: Insurance company as defined in Section 3(a)(19) of the Act*
 (15 U.S.C. 78c).

111:
112: (d)
113: [_]
114: Investment company registered under Section 8 of the*
 Investment Company Act of 1940 (15 U.S.C. 80a-8).*

115:
116: (e)
117: [x]
118: An investment adviser in accordance with  ss.240.13d-*
1(b)(1)(ii)(E);
119:
120: (f)
121: [_]
122: An employee benefit plan or endowment fund in accordance* with ss.240.13d-1(b)(1)(ii)(F);*

123:
124: (g)
125: [_]
126: A parent holding company or control person in accordance*
 with ss.240.13d-1(b)(1)(ii)(G);
127:
128: (h)
129: [_]
130: A savings associations as defined in Section 3(b) of the*
 Federal Deposit Insurance Act (12 U.S.C. 1813);*

131:
132: (i)
133: [_]
134: A church plan that is excluded from the definition of an* investment company under section 3(c)(14) of the Investment*
 Company Act of 1940 (15 U.S.C. 80a-3);
135:
136: (j)*

137: [_]
138: Group, in accordance with ss.240.13d-1(b)(1)(ii)(J).ITEM 4. OWNERSHIP.*

139:
140: Provide the following information regarding the aggregate*
 number and percentage of the class of securities of the issuer*
 identified in Item 1.
141:
142:        (a) Amount beneficially owned: 10,543,600
143:
144:        (b) Percent of class:  11.82%*

145:
146:        (c) Number of shares as to which such person has:
147:
148:            (i)  Sole power to vote or to direct the vote 7,539,100
149:
150:            (ii) Shared power to vote or to direct the vote 0
151:
152:            (iii) Sole power to dispose or to direct the*
 disposition of 10,543,600
153:
154:            (iv) Shared power to dispose or to direct the disposition of 0
155:
156: INSTRUCTION. For computations regarding securities which* represent a right to acquire an underlying security SEE* ss.240.13d3(d)(1).
157:
158:
159: ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.*

160:
161: If this statement is being filed to report the fact that* as* of the date hereof the reporting person has ceased to be the* beneficial owner of more than five percent of the class of* securities, check the following [ ].*

162:
163: INSTRUCTION: Dissolution of a group requires a response to*
 this item.
164:
165: ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.* 166:
167: If any other person is known to have the right to receive*
 or the power to direct the receipt of dividends from, or the*
 proceeds from the sale of, such securities, a statement to that*
 effect should be included in response to this item and, if such*
 interest relates to more than five percent of the class, such*
 person should be identified. A listing of the shareholders of*
 an investment company registered under the Investment Company*
 Act of 1940 or the beneficiaries of employee benefit plan,*
 pension fund or endowment fund is not required.*
168:
169: ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY*
 WHICH ACQUIRED THE     SECURITY BEING REPORTED ON BY THE PARENT*
 HOLDING COMPANY.*
170:
171: *If a parent holding company or Control person has filed*
 this schedule, pursuant to Rule 13d-1(b)(1)(ii)(G), so indicate*
 under Item 3(g) and attach an exhibit stating the identity and*
 the Item 3 classification of the relevant subsidiary. If a*
parent holding company or control person has filed this schedule*
 pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit*
 stating the identification of the relevant subsidiary.*
172:
173: ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE*
 GROUP.*
174:
175: If a group has filed this schedule pursuant to ss.240.13d-*
1(b)(1)(ii)(J), so indicate under Item 3(j) and attach an*
 exhibit stating the identity and Item 3 classification of each*
 member of the group. If a group has filed this schedule*
 pursuant to ss.240.13d-1(c) or ss.240.13d-1(d), attach an*
 exhibit stating the identity of each member of the group.*
176:
177: ITEM 9. NOTICE OF DISSOLUTION OF GROUP.*
178:
179: Notice of dissolution of a group may be furnished as an*
 exhibit stating the date of the dissolution and that all*
 further filings with respect to transactions in the security*
 reported on will be filed, if required, by members of the*
 group, in their individual capacity. See Item 5.*
180:
181:
182:
183: ITEM 10. CERTIFICATIONS.*
184:
185:        (a) The following certification shall be included*
 if*
 the statement is filed pursuant to Rule 13d-1(b):*

186:
187: "By signing below I certify that, to the best of my* knowledge and belief, the securities referred to above were* acquired and are held in the ordinary course of business and* were not acquired and not held for the purpose of or with the* effect of changing or influencing the control of the issuer of* the securities and were not acquired and are not held in* connection with or as a participant in any transaction having* such purpose or effect."*

188:
189:        (b) The following certification shall be included*
 if*
 the statement is filed pursuant to Rule 13d-1(c):*

190:
191: "By signing below I certify that, to the best of my* knowledge and belief, the securities referred to above were* not* acquired and are not held for the purpose of or with the* effect of changing or influencing the control of the issuer of* the securities and were not acquired and are not held in* connection with or as a participant in any transaction having* such purpose or effect."*

192:
193: *

194:
195: SIGNATURE
196:
197: #8After reasonable inquiry and to the best of my knowledge* and belief, I certify that the information set forth in this* statement is true, complete and correct.#8
198:
199: 7 January 2016
200: ________________________________
201: (Date)
202:
203:
204: _______________John Barrett_________________
205: (Signature)
206:*

207:
208: ________________John Barrett/Chief Compliance Officer________________
209: (Name/Title)
210:
211:
212:
213: The original statement shall be signed by each person on* whose behalf the statement is filed or his authorized* representative. If the statement is signed on behalf of a* person by his authorized representative other than an* executive* officer or general partner of the filing person, evidence of* the representative's authority to sign on behalf of such person* shall be filed with the statement, provided, however, that a* power of attorney for this purpose which is already on file* with the Commission may be incorporated by reference. The name* and any title of each person who signs the statement shall be* typed or printed beneath his signature.*
214:


Error Count: 32